

Mail Stop 7010

October 10, 2008

Ms. Carol P. Lowe
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

      RE: Form 10-K for the year ended December 31, 2007
               Form 10-Q for the period ended June 30, 2008
               File No. 1-9278

Dear Ms. Lowe:

We have reviewed your response letter dated September 26, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Consolidated Statements of Earnings and Comprehensive Income, page 2

2. We note your response to prior comment 5. It remains unclear how you determined that the $4.7 million charge related to management and facilities transition of a braking business in the United Kingdom and asset charges related to closed facilities of $2.0 million should be excluded from your determination of operating income. We remind you that paragraph 45 of SFAS 144 states that a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity should be included in the determination of operating income. Please clearly disclose the nature of each of these items, how you calculated each item, and your basis for excluding each item from your determination of operating income. Your explanation should address whether the brake business for which the $4.7 million charge is related to is the same brake business which has been reported in discontinued operations based on your disclosures on page 10. If so, tell us what consideration you gave to reflecting the $4.7 million in discontinued operations pursuant to paragraphs 41 through 44 of SFAS 144.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief